EXHIBIT 2.10

CERTIFICATE OF DESIGNATIONS OF RIGHTS,
PRIVILEGES, AND PREFERENCES
OF

SERIES C PREFERRED STOCK OF

VORTEX BRANDS CO.

The name of this corporation is VORTEX BRANDS CO.

I, Tom Olmstead, the Chief Executive Officer and Chief Financial Officer, respectively, of Vortex Brands Co.., a corporation organized and existing under the Laws of the State of Colorado (the “Corporation”), DO HEREBY CERTIFY THAT:

The Board of Directors of the Corporation on February 18, 2018 adopted the following resolution creating a series of its preferred stock designated the “SERIES C PREFERRED STOCK”:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation dated February 19, 2018, the Board of Directors of the Corporation by unanimous resolution does hereby designate the terms, and authorize and provide for the issuance of the "SERIES C PREFERRED STOCK,” consisting initially of 9,996,000 shares, having the voting powers, preferences and relative participating rights, and the qualifications, limitations or restrictions that are set forth as follows:

A. Designation and Amount. The shares of such series shall be designated as “SERIES C PREFERRED STOCK”, par value $0.0001 per share, and the number of shares constituting such series initially shall be 9,996,000. Such amount may be increased or decreased by the resolution of the Board of Directors, provided that no decrease shall reduce the number of shares of the Series C Preferred Stock to less than the number of shares then issued and outstanding, fully diluted.

B. Rights, Preferences and Restrictions of SERIES C PREFERRED STOCK. The rights, preferences, privileges and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below:

I. RANK.

The SERIES C PREFERRED STOCK, except as otherwise stated herein, in respect of dividends and distributions upon a Liquidation Event, shall rank senior to all classes of common stock of the Corporation, and each other class of Capital Stock or series of Preferred Stock hereafter created that does not expressly provide that it ranks senior to, or on a parity with, the Series C Preferred Stock as to dividends and distributions upon a Liquidation Event ("Junior Stock"). The Series C Preferred Stock shall, in respect of dividends and distributions upon a Liquidation Event, rank on a parity with (a) the Common Stock, and (b) any class of Capital Stock or series of Preferred Stock hereafter created that expressly provides that it ranks on a parity with the Series C Preferred Stock as to dividends and distributions upon a Liquidation Event ("Parity Stock"); provided, however, that any such Parity Stock, other than the Common Stock, that was not approved in writing by the majority of the Holders shall be deemed to be Junior Stock and not Parity Stock. The Series C Preferred Stock shall, in respect of dividends and distributions upon a Liquidation Event, rank junior to each class of Capital Stock or series of Preferred Stock hereafter created that has been approved in writing by the majority of the Holders and that expressly provides that it ranks senior to the Series C Preferred Stock as to dividends or distributions upon Liquidation Event ("Senior Stock").

II. DIVIDEND PROVISIONS.

Beginning on the Issue Date, the Holders of the outstanding shares of SERIES C PREFERRED STOCK shall be entitled to receive dividend distributions when and if dividend distributions are declared and authorized on the Common Stock by the Board of Directors, provided that, each share of the SERIES C PREFERRED STOCK shall have rights, privileges and preferences on dividend distributions equal to one hundred (100) shares of Common Stock.

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III. LIQUIDATION PREFERENCE.

(a) In the event of a Liquidation Event, the Holders of the SERIES C PREFERRED STOCK shall have the same rights as holders of Common Stock, except that each share of outstanding SERIES C PREFERRED STOCK shall have one hundred (100) times the rights as each share of Common Stock (“Liquidation Ratio”). Collectively, the holders of the then outstanding shares of Common Stock and the holders of the then outstanding shares of SERIES C PREFERRED STOCK shall be entitled to receive all of the remaining assets of the Corporation available for distribution to such stockholders. The distribution shall be ratable, in proportion to the number of shares of the Common Stock and/or Series C Preferred Stock held by them, after giving effect to the Liquidation Ratio.

(b) A “Liquidation Event” shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of the Corporation’s assets, or (B) a liquidation, dissolution or winding up of the Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least fifty percent (50%) of the outstanding SERIES C PREFERRED STOCK (voting together as a single class and not as separate series). The Corporation shall give each holder of record of SERIES C PREFERRED STOCK written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Article II.B.3, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived upon the written consent of the holders of SERIES C PREFERRED STOCK that (i) are entitled to such notice rights or similar notice rights and (ii) represent at least a majority of the voting power of all then outstanding shares of such Series C Preferred Stock (voting together as a single class and not as separate series).

IV. REDEMPTION.

The Series C Preferred Stock shall not be redeemable.

V. CONVERISON RIGHTS

A. Conversion at the Option of the Holder. From 24 months from the date of issuance, each holder of shares of Series C Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series C Preferred Stock into a 100 of fully paid and nonassessable shares of Common Stock; provided, however, that any Optional Conversion must involve the issuance of at least 100 shares of Common Stock.

B. Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall: (i) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Corporation and (ii) surrender or cause to be surrendered the original certificates representing the Series C Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed with a medallion stamp, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Corporation’s Transfer Agent with a copy sent to the Corporation (Attention: Secretary). The Corporation shall be obligated to issue shares of Common Stock upon a conversion upon either the Preferred Stock Certificates are delivered to the Corporation’s Transfer Agent as provided above, or the holder notifies the Corporation that such Preferred Stock Certificates have been lost, stolen or destroyed and delivers the documentation (and pays any bond that may be required) to the Corporation required by Corporation and its transfer agent.

(i) Delivery of Common Stock Upon Conversion. Upon the surrender of Preferred Stock

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Certificates accompanied by a Notice of Conversion, the Corporation (itself, or through its transfer agent) shall, no later than the later of (a) the third business day following the Conversion Date and (b) the business day following the date of such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of indemnity pursuant to this Designation) (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of such shares of Series C Preferred Stock being converted and (y) a certificate representing the number of shares of Series C Preferred Stock not being converted, if any. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, and so long as the certificates therefor do not bear a legend (pursuant to the terms of the Securities Purchase Agreement) and the holder thereof is not then required to return such certificate for the placement of a legend thereon (pursuant to the terms of the Securities Purchase Agreement), the Corporation shall cause its transfer agent to promptly electronically transmit the Common Stock issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DTC Transfer”). If the aforementioned conditions to a DTC Transfer are not satisfied, the Corporation shall deliver as provided above to the holder physical certificates representing the Common Stock issuable upon conversion. Further, a holder may instruct the Corporation to deliver to the holder physical certificates representing the Common Stock issuable upon conversion in lieu of delivering such shares by way of DTC Transfer.

(ii) Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Series C Preferred Stock.

(iii) No Fractional Shares. If any conversion of Series C Preferred Stock would result in the issuance of a fractional share of Common Stock (aggregating all shares of Series C Preferred Stock being converted pursuant to a given Notice of Conversion), such fractional share shall be payable in cash based upon the ten day average Closing Sales Price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be the next lower whole number of shares. If the Corporation elects not to, or is unable to, make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iv) Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock in accordance with subparagraph (i) above as are not disputed. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant via facsimile within three business days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three business days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with subparagraph (i) above.

(v) Payment of Fees. Holder shall pay for any and all fees from the Company’s Transfer Agent regarding the conversion of the Series C Preferred into Common Stock.

C. Effect of Reverse and Forward Splits. In the event of a reverse split the conversion ratio stated in Article V(a) or the voting rights in Article VI shall not be changed. However, in the event a forward split shall occur then the conversion ratio stated in Article V(a) and the voting rights in Article VI shall be modified to be increased by the same ratio as the forward split.

VI. Voting Rights.

Each holder of outstanding shares of SERIES C PREFERRED STOCK shall be entitled to the number of votes equal to two thousand five hundred (2,500) Common Shares. Except as provided by law, or by the provisions establishing any other series of Preferred Stock, holders of SERIES C PREFERRED STOCK and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

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VIII. ANTI DILUTION

For a period of 24 months after the Preferred is issue, the conversion price of the Series C Preferred will be subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the applicable conversion price. The conversion price will be subject to adjustment on a weighted basis that takes into account issuances of additional shares and the fully convertible positions of this Series C Preferred. At the expiration of the anti-dilution period, the conversion rate in Section V (A) above shall be equal to a conversion rate equal to 72.5% on the Common Stock. For example, if on the date of expiration of the anti-dilution clause there are 500,000,000 shares of Common Stock issued and outstanding then each Series C Preferred Stock shall convert at a rate of 181.9 common shares for each 1 Series Preferred Share.

VIII. DEFINITIONS.

As used in herein, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

“Capital Stock” means any and all shares, interests, participations, or other equivalents (however designated) of capital stock of the Corporation.

“Common Stock” means any and all shares of the Corporation’s $0.0001 par value common stock.

“Corporation” means Vortex Brands, Inc.., a Colorado corporation, and its successors.

“Holder” means a holder of a share or shares of SERIES C PREFERRED STOCK as reflected in the stock books of the Corporation.

“Issue Date” means the date of original issuance of the applicable shares of Series C Preferred Stock.

“Junior Stock” has the meaning ascribed to it in Article II.B.1. hereof.

“Liquidation Event” shall have the meaning set forth in Article II.B.3(b).

“Parity Stock” has the meaning ascribed to it in Article II.B.1. hereof.

“Senior Stock” has the meaning ascribed to it in Article II.B.1. hereof.

“SERIES C PREFERRED STOCK” has the meaning ascribed to it in Article II.A. hereof.

IN WITNESS WHEREOF, Vortex Brands Corp. has caused its duly authorized officer to execute this Certificate on this the 18th day of February 2018.

Vortex Brands, Co.

/s/ Tom Olmstead

Tom Olmstead

Chief Executive Officer

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